SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------
                                 SCHEDULE 14D-1

                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 9)*
                            -------------------------

              INTEGRATED RESOURCES HIGH EQUITY PARTNERS, SERIES 85
                       (Name of Subject Company [Issuer])

                             OLYMPIA INVESTORS L.P.
                                OLYMPIA-GP, INC.
                       AMERICAN REAL ESTATE HOLDINGS, L.P.
                        AMERICAN PROPERTY INVESTORS, INC.
                                  CARL C. ICAHN
                             MILLENIUM FUNDING CORP.
                           MILLENIUM FUNDING II CORP.
                             PRESIDIO CAPITAL CORP.
                          PRESIDIO HOLDING COMPANY, LLC
                   NORTHSTAR PRESIDIO MANAGEMENT COMPANY, LLC
                            NORTHSTAR OPERATING, LLC
                         NORTHSTAR CAPITAL PARTNERS, LLC
                        NORTHSTAR CAPITAL HOLDINGS I, LLC
                                 DAVID HAMAMOTO
                                W. EDWARD SCHEETZ
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                            -------------------------
                      Bonnie D. Podolsky Edward W. Kerson
                   Gordon Altman Butowsky Proskauer Rose LLP
                      Weitzen Shalov & Wein 1585 Broadway
                 114 West 47th Street New York, New York 10036
                    New York, New York 10036 (212) 969-3000
                                 (212) 626-0800
       -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)

Calculation of Filing Fee
-----------------------------------------------------------------
Transaction                                                   Amount of
Valuation*:  $5,700,000                                       Filing Fee: $1,140
-----------------------------------------------------------------
         *For purposes of calculating the filing fee only. This amount assumes the purchase of 60,000 Units of the subject company for $95.00 per Unit in cash.

         [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,040 (based upon prior transaction valuation of $15,200,000, calculated for purposes of the filing fee, assuming the purchase of 160,000 Units of the subject company for $95.00 per Unit in cash)
Form or Registration No.: Schedule 14D-1
Filing Party: Olympia Investors L.P., Olympia-GP, Inc., American Real Estate Holdings, L.P., American Property Investors, Inc., Carl C. Icahn
Dated Filed: March 12, 1998

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        AMENDMENT NO. 9 TO SCHEDULE 14D-1

         This Amendment No. 9 amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Securities and Exchange Commission by Olympia Investors, L.P., Olympia-GP Inc., American Real Estate Holdings, L.P., American Property Investors, Inc. and Carl C. Icahn on March 12, 1998, as amended by Amendments No. 1, 2, 3, 4, 5, 6, 7, and 8 thereto. All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Offer to Purchase dated March 12, 1998, as supplemented by the Supplement thereto dated May 22, 1998, and the related Assignment of Partnership Interest dated March 12, 1998, as amended through
May 22, 1998.

Item 10.          Additional Information.

         Item 10(f) is hereby amended to add the following:

         (f) The information set forth in exhibits (a)(5) and (a)(6) attached hereto is incorporated herein by reference.

Item 11.          Materials to Be Filed as Exhibits.

         The following documents are filed as exhibits to this Amended Schedule 14D-1:

         (a)(5)                     Press Release, dated July 17, 1998.

         (a)(6) Amendment No. 3, dated July 17, 1998, to Agreement dated March 6, 1998, among the Purchaser, AREH and Presido.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 17, 1998


OLYMPIA INVESTORS, L.P.                         OLYMPIA GP-INC.

By:      OLYMPIA GP-INC.,                       By:      /s/ Martin L. Hirsch
         its general partner                             --------------------
                                                Name: Martin L. Hirsch
         By:  /s/ Martin L. Hirsch              Title: Vice President
              -----------------------
              Name:  Martin L. Hirsch
              Title: Vice President



AMERICAN REAL ESTATE HOLDINGS, L.P.

By:      AMERICAN PROPERTY INVESTORS, INC.,
         its general partner

         By: /s/ Martin L. Hirsch
             -----------------------
             Name:  Martin L. Hirsch
             Title: Vice President



AMERICAN PROPERTY INVESTORS, INC.

By:      /s/ Martin L. Hirsch
         -----------------------
         Name:  Martin L. Hirsch
         Title: Vice President



   /s/ Theodore Altman
   ------------------------
    CARL C. ICAHN
    By:  Theodore Altman as
         Attorney-in-fact



    [Signature Page for Integrated Resources High Equity Partners, Series 85,
                        Schedule 14D-1 - Amendment No. 9]

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 17, 1998


MILLENIUM FUNDING CORP.                       MILLENIUM FUNDING II CORP.

By:      /s/ Allan B. Rothschild              By:      /s/ Allan B. Rothschild
         ---------------------                         ---------------------
         Name: Allan B. Rothschild                     Name: Allan B. Rothschild
         Title: Authorized Signatory                   Title: Authorized
                                                       Signatory


PRESIDIO CAPITAL CORP.                         PRESIDIO HOLDING COMPANY, LLC

By:      /s/ Allan B. Rothschild               By:    /s/ Allan B. Rothschild
         ---------------------                        ---------------------
         Name: Allan B. Rothschild                    Name: Allan B. Rothschild
         Title: Authorized Signatory                  Title: Authorized
                                                        Signatory


NORTHSTAR PRESIDIO MANAGEMENT                   NORTHSTAR OPERATING, LLC
COMPANY, LLC
By:      /s/ Allan B. Rothschild                By:    /s/ Allan B. Rothschild
         ---------------------                        ---------------------
         Name: Allan B. Rothschild                    Name: Allan B. Rothschild
         Title: Authorized Signatory                  Title: Authorized
                                                        Signatory


NORTHSTAR CAPITAL PARTNERS, LLC                 NORTHSTAR CAPITAL HOLDINGS I,
                                                LLC

By:      /s/ Allan B. Rothschild                By:    /s/ Allan B. Rothschild
         ---------------------                        ---------------------
         Name: Allan B. Rothschild                    Name: Allan B. Rothschild
         Title: Authorized Signatory                  Title: Authorized
                                                        Signatory


                                                       /s/ David Hamamoto
   ------------------------                            -----------------------
      W. EDWARD SCHEETZ                                 DAVID HAMAMOTO


    [Signature Page for Integrated Resources High Equity Partners, Series 85,
                        Schedule 14D-1 - Amendment No. 9]

                                  EXHIBIT INDEX


         (a)(5)                     Press Release, dated July 17, 1998.

         (a)(6) Amendment No. 3, dated July 17, 1998, to Agreement dated March 6, 1998, among the Purchaser, AREH and Presido.